                                 United States
                      Securities and Exchange Commission
                             Washington, DC 20549



                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                                Amendment No. 5
                                             ---


                                  USMX, Inc.
________________________________________________________________________________
                                Name of Issuer


                141 Union Blvd., Suite 100, Lakewood, CO 80228
________________________________________________________________________________
                               Address of Issuer


                                 COMMON SHARES
________________________________________________________________________________
                                Title of Class


                                   903366102
________________________________________________________________________________
                                 CUSIP Number







No fee is required with this schedule and none is submitted herewith

CUSIP No. 903366 10 2             13G                        Page 2 of 3 Pages


1  NAME OF REPORTING PERSONS
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Van Eck Associates Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                1,275,000

        6  SHARED VOTING POWER


        7  SOLE DISPOSITIVE POWER


        8  SHARED DISPOSITIVE POWER


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,275,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        [_]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.6%

12 TYPE OF REPORTING PERSON*

        IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   Signature

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   February 12, 1996
----------------------------------
Date

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Thaddeus Leszczynski - Secretary